November 15, 2024

Tim Johnson
Chief Executive Officer
Health In Tech, Inc.
701 S. Colorado Ave, Suite 1
Stuart, FL 34994

       Re: Health In Tech, Inc.
           Amendment No. 4 to the Form S-1
           Filed November 6, 2024
           File No. 333-281853
Dear Tim Johnson:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to the Form S-1
Principal Stockholders, page 91

1. We note the preliminary statement that the disclosure in this section is based "solely upon information made available" to you. Please clarify the source of the information and revise to avoid directly or indirectly disclaiming responsibility for the disclosure.
        Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



                                                             Sincerely,
 November 15, 2024
Page 2

                    Division of Corporation Finance
                    Office of Finance